Exhibit 12.1

STATEMENT REGARDING

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGERS

	Successor					Predecessor
		Years Ended December 31,			Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009	Years Ended December 31, 2008
	Six Months Ended June 30, 2013	2012	2011	2010
	(In millions except ratios)
Fixed charges:
Interest expensed and capitalized, amortization of debt issuance costs and discount on all indebtedness	$12.1	$23.2	$25.8	$23.3	$1.3	$31.2	$76.5
Rent expense	1.5	2.8	2.8	4.1	0.8	3.9	4.5
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	6.3	13.3

Total fixed charges	13.6	26.1	28.6	27.4	2.1	41.4	94.2
Earnings:
Income (loss) from continuing operations before income taxes	(2.6)	141.3	29.8	82.5	(0.5)	841.8	(314.3)
Add:
Fixed charges	13.6	26.1	28.6	27.4	2.1	41.4	94.2
Amortization of capitalized interest	—	—	—	—	—	0.0	0.1
Less:
Interest capitalized	—	—	—	—	—	—	—
Preferred unit dividend requirements of consolidated subsidiaries	—	—	—	—	—	(6.3)	(13.3)

Total earnings plus fixed charges	$11.0	$167.4	$58.5	$109.9	$1.6	$877.0	$(233.2)

Ratio of earnings to fixed charges	—	6.4x	2.0x	4.0x	—	21.2x	—

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.

Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period. Our deficiencies to cover fixed charges in each period presented were as follows:

	Successor		Predecessor
	Six Months Ended June 30, 2013	Two-Month Period Ended December 31, 2009	Years Ended December 31, 2008
	(In millions)
Deficiencies	$2.6	$0.5	$327.5